Jon Jedliskowski

(704) 737-1143

jon@jonjedfilms.com

WORK EXPERIENCE:

The Babcock and Wilcox Company,

10/2008- Present

Manager of Policy and Information Retention

• Writing, developing, training, and overseeing compliance programs.

• Help his firm reach its goals of delivering advanced energy and operational solutions

• Played a pivotal role in the development of company-wide policy and records retention management

EDUCATION:

State University of New York

B.A., May,1992

Majors: Management

Edinboro University of Pennsylvania

B.A., May,1990

Majors: Economics

REFERENCE:

Available upon request